FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the month of October, 2002, Event of October 29, 2002

                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL 5ZQG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F . . .
                                      -

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes . . . No X
                                                 -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                       ------------


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                                EXPLANATORY NOTE

I.   PURPOSE  OF  FILING

     The purpose of this report on Form 6-K by VI group plc is to report the issuance by Registrant of a press release in the United Kingdom reporting the purchase by Elliot I. Miller, Deputy Chairman of Registrant, of American Depositary Receipts of Registrant as follows:



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VI GROUP PLC ("THE COMPANY")

Following the admission to trading on the American Stock Exchange ("Amex") of its American Depository Receipts ("ADRs") on Monday 28 October, Mr Elliot I. Miller, the Deputy Chairman, has bought 1000 ADRs at US$5.25 each, representing 20,000 ordinary shares in the Company.

As the result of this purchase Mr Miller's holding in the Company is 20,000 ordinary shares and represents 0.05 per cent of the issued ordinary share capital of VI Group plc.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          VI GROUP PLC

                                          By:  s/Elliot I. Miller
                                              --------------------------------
                                              Elliot I. Miller
                                              Director and Deputy Chairman
                                              of VI Group plc


Date:  November 6, 2002


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